UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dropbox, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

26210C 104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26210C 104

1.	Names of Reporting Persons. Arash Ferdowsi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) IN

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Item 1(a)	Name of Issuer:

Dropbox, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1800 Owens Street

San Francisco, CA 94158

Item 2	(a) Name of Person Filing:

Arash Ferdowsi

Item 2	(b) Address of Principal Business Office or, if none, Residence:

c/o Dropbox, Inc.

1800 Owens Street

San Francisco, CA 94158

Item 2	(c) Citizenship:

Arash Ferdowsi is a United States citizen

Item 2	(d) Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2	(e) CUSIP Number:

26210C 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

none

(b)	Percent of class:

None

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0 shares

(ii) Shared power to vote or direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

/s/ Arash Ferdowsi
Arash Ferdowsi

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